*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
Iterum Therapeutics plc
in connection with Registration Statement
on Form S-1 filed on May 1, 2018

Charles S. Kim

+1 858 550 6049

ckim@cooley.com

May 8, 2018

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christine Westbrook
Suzanne Hayes

Re:	Iterum Therapeutics plc
Draft Registration Statement on Form S-1
Submitted February 2, 2018
CIK No. 0001659323

Dear Ms. Westbrook and Ms. Hayes:

On behalf of Iterum Therapeutics plc (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 28, 2018 (the “Comment Letter”), relating to the Company’s Draft Registration Statement on Form S-1 originally confidentially submitted to the Commission on February 2, 2018 (the “Draft Registration Statement”) and originally filed by the Company with the Commission on May 1, 2018 (the “Registration Statement”), we submit this supplemental letter to further address comment 6 of the Comment Letter.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (858) 550-6420 rather than rely on the U.S. mail for such notice.

Comment Letter

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

[****] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Page Two

6.	Please disclose your equity issuances and related common stock valuations during the period presented. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

IPO Price Range

The Company supplementally advises the Staff that the Company preliminarily estimates a price range of [****] to [****] per share (the “Price Range”) for its initial public offering (“IPO”), which does not take into account the [****]-for-[****] reverse stock split of the Company’s share capital that will be effected prior to and reflected in an amendment to the Registration Statement that will precede the commencement of the Company’s IPO road show. The preliminary Price Range has been estimated based, in part, upon current market conditions, the Company’s research and development efforts, stage of commercialization and development and prospects, as well as input received from the lead underwriters, including discussions that took place on April 30, 2018 between senior management of the Company, the Company’s Board of Directors (the “Board”) and representatives of Leerink Partners LLC and RBC Capital Markets, LLC (the “Representatives”). The Price Range does not take into account the current lack of marketability for the Company’s ordinary shares and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company or being sold in an acquisition transaction.

The Company will include a bona fide price range of the ordinary shares stock in an amendment to the Registration Statement that will precede the commencement of the Company’s IPO road show, which the Company expects to be a two-dollar range. The parameters of the bona fide price range will be subject to the then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company.

Historical Fair Value Determination and Methodology

The Company supplementally advises the Staff that the Company has performed timely valuations of the Company’s ordinary shares in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”) to assist the Board in its determination of the ordinary shares’ fair value for purposes of granting equity awards. As disclosed on pages 78 and 79 of the Registration Statement, the Board considered numerous objective and subjective factors in determining the fair value of its ordinary shares, including, among other things, the price at which the Company sold preferred shares and the rights and preferences of the preferred shares relative to the ordinary shares; the progress of the Company’s research and development efforts; the Company’s stage of commercialization and development; external market conditions affecting the pharmaceutical industry; the Company’s financial position; and the lack of marketability of the Company’s ordinary shares. The Board, as applicable, also assesses whether the assumptions and inputs used in connection with such contemporaneous third-party valuations reflect the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

[****] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Page Three

The Company, together with a third-party valuation firm, determined the valuation of the ordinary shares using the Option Pricing Method (“OPM”), which used an income and/or market approach to estimate the Company’s enterprise equity value. The OPM uses the preferred shareholders’ liquidation preferences, participation rights, dividend policy and conversion rights to determine how proceeds from a future liquidity event shall be distributed among the various share classes.

Since the Company’s inception, the Board has granted the following stock options:

Grant Date	Number of Shares Underlying Stock Options Granted	Exercise Price Per Ordinary Share	Estimated Fair Value Per Ordinary Share Utilized to Calculate Share-Based Compensation Expense
March 8, 2016	300,000	$0.20	$0.11
May 25, 2016	100,000	0.20	0.11
August 15, 2016	150,000	0.20	0.11
December 7, 2016	225,000	0.20	0.11
March 24, 2017	225,000	0.21	0.12
June 6, 2017	50,000	0.21	0.12
September 12, 2017	2,683,334	0.21	0.12
December 5, 2017	165,000	0.28	0.16

March, May, and August 2016 Option Grants

In March, May and August 2016, the Company granted options to purchase ordinary shares with an exercise price of $0.20 per share. The Company’s board of directors determined the fair value of the Company’s ordinary shares on the date of grant, including consideration of a valuation performed by a third-party valuation firm of the Company’s ordinary shares as of December 31, 2015, which was completed on March 3, 2016.

The valuation as of December 31, 2015 was first determined on an enterprise equity value using a combination of income and market valuation approaches.

The income approach was derived from a discounted cash flow method (“DCF Method”) based on financial projections provided by management. The valuation considered projected free cash flow available to the Company and discounted each future year’s cash flows to present value using a weighted average cost of capital (“WACC”) of 28% and summing up the discrete periods’ cash flows to arrive at a present value of the cash flows for the provided projections. The valuation used a discount rate of 28%. A control premium of 20% was applied to the non-controlling, marketable value from the DCF Method. The DCF Method determined an enterprise equity value indication of approximately $29.7 million.

The market approach was based on a venture funding or back-solve method (“Back-Solve Method”), which involves estimating the value of an entity based on the latest round of financing. In November 2015, the Company issued 23,790,0001 Series A preferred shares to 12 accredited investors at a price per share of $1.00 for an aggregate purchase price of $20.7 million plus the receipt of a license to certain intellectual property (the “Series A Financing”). The Back-Solve Method considered two scenarios based on the expected timeframe to liquidity based on discussions with management (two years and three years to an IPO). The two scenarios resulted in enterprise equity value indications of approximately $26.0 and $26.5 million.

[****] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Page Four

To arrive at an enterprise equity value, the DCF Method was weighted at 20% and each of the Back-Solve Method scenarios was weighted at 40%. Once the enterprise equity value was determined, the valuation employed the OPM to allocate the overall equity value to the various share classes, based on a weighted average of the two Back-Solve Method scenarios. The resulting implied value per ordinary share was $0.40. A lack of control discount of 17.0% was applied to the ordinary shares. In addition, a lack of marketability discount of 38.0% was then applied to the ordinary shares. The analysis resulted in an estimated fair value of the ordinary shares of $0.20 per share.

Based on the factors noted above and the independent valuation, the Board determined that the fair value of the Company’s ordinary shares was $0.20 per share and the Company granted stock options in March, May and August 2016 with an exercise price of $0.20 based on this valuation. There were no significant changes in the Company’s business, operations or product development between the date of the third-party valuation report and each such grant date.

December 2016 Option Grants

On December 9, 2016, the Company sold an aggregate of 23,849,998 additional Series A preferred shares to 12 accredited investors at the same price per share of $1.00 for an aggregate purchase price of $20.9 million plus the receipt of a license to certain intellectual property. As the price per share of the December 2016 Series A financing was the same as in the prior Series A Financing, and based upon a lack of other significant new milestones since the valuation date, the Board concluded that the valuation remained a valid measure of the fair value of the ordinary shares. In December 2016, the Board granted stock options at an exercise price of $0.20 per share.

March 2017 Option Grants

The Company and a third-party valuation firm performed a valuation of the Company’s ordinary shares as of December 31, 2016, which was completed on March 14, 2017.

The valuation as of December 31, 2016 was first determined on an enterprise equity value using the income approach. The income approach was derived from a DCF Method based on financial projections provided by management. The valuation considered projected free cash flow available to the Company and discounted each future year’s cash flows to present value using a WACC of 32% and summing up the discrete periods’ cash flows to arrive at a present value of the cash flows for the provided projections. The valuation used a discount rate of 32%. The DCF Method determined an enterprise equity value indication of approximately $52 million. The increase in enterprise equity value from the prior valuation was attributable in part to (1) the Company’s continued progress in the development of sulopenem in three indications, (2) the Company’s decision in 2016 to move forward with the development for sulopenem for uncomplicated urinary tract infections, which contributed to a significant increase in the financial projections provided by management, and (3) the Company’s proposed timeline to its initial public offering being one year sooner.

[****] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Page Five

Once the enterprise equity value was determined, the valuation employed the OPM to allocate the overall equity value to two equally weighted scenarios based on the expected timeframe to liquidity based on discussions with management (one year and two years to an IPO). The resulting implied value per ordinary share was $0.325. A lack of marketability discount of 34% was then applied to the ordinary shares. The analysis resulted in an estimated fair value of the ordinary shares of $0.21 per share.

Based on the factors noted above and the independent valuation, the Board determined that the fair value of the Company’s ordinary shares was $0.21 per share and the Company granted stock options in March 2017 with an exercise price of $0.21 based on this valuation. There were no significant changes in the Company’s business, operations or products between the date of the third-party valuation report and such grant date.

June and September 2017 Option Grants

In May 2017, the Company sold 41,697,721 of its Series B-1 preferred shares to 17 accredited investors at a purchase price of $1.10 per share, for an aggregate purchase price $45.9 million. The Series B financing was communicated to the independent valuation firm at the time the valuation was performed and had been considered in the valuation as of December 31, 2016. The Board also considered that there were no significant changes in the Company’s business, operations or products between the date of the third-party valuation report and such grant date. Therefore, the Board concluded that the valuation remained a valid measure of the fair value of the ordinary shares.

Based on the valuation and the other factors described above, in June and September 2017 the Board granted stock options at an exercise price of $0.21 per share.

December 2017 Option Grants

The Company and a third-party valuation firm performed a valuation of the Company’s ordinary shares as of December 1, 2017, which was completed on December 6, 2017.

The valuation as of December 1, 2017 was first determined on an enterprise equity value using the income approach. The income approach was derived from a DCF Method based on financial projections provided by management. The valuation considered projected free cash flow available to the Company and discounted each future year’s cash flows to present value using a WACC of 31% and summing up the discrete periods’ cash flows to arrive at a present value of the cash flows for the provided projections. In determining the discount rate, the valuation used a discount rate of 31%. The DCF Method determined an equity value indication of approximately $150.8 million. The increase in enterprise equity value from the prior valuation was attributable in part to (1) the Company’s continued progress towards Phase 3 clinical development of sulopenem in three indications and the impact of such progress on the financial projections provided by management and (2) the Company’s increase in cash as a result of the Series B-1 preferred share financing.

Once the equity value indication was determined, the valuation employed the OPM to allocate the overall equity value using the expected timeframe to liquidity based on discussions with management (0.3 years calculated from an expected IPO in March or April 2018). The shortened timeframe to liquidity was based in part on the Company starting preparatory efforts towards an anticipated IPO in the fourth quarter of 2017. The resulting implied value per share was $0.33. A lack of marketability discount of 14% was then applied to the ordinary shares. The analysis resulted in an estimated fair value of the ordinary shares of $0.28 per share.

[****] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Page Six

Based on the factors noted above and the independent valuation, the Board determined that the fair value of the Company’s ordinary shares was $0.28 per ordinary share and the Company granted stock options in December 2017 with an exercise price of $0.28 based on this valuation. There were no significant changes in the Company’s business, operations or products between the date of the third-party valuation report and such grant date.

Summary

The Company respectfully submits that the determination of the fair value of its ordinary shares as of the above dates is consistent with its past practice and with the Practice Aid.

The Company respectfully submits to the Staff that although the Preliminary Price Range is higher than the price at which the Company has historically granted stock options, the Preliminary Price Range does not undermine the validity of the Company’s determination of the fair value of the ordinary shares underlying such options as of the date of grant. The historical valuations of the Company’s ordinary shares were conducted in accordance with the Practice Aid and were based on assumptions that the Company deemed to be reasonable at the time. The Company believes that the difference in value reflected between the fair value of its ordinary shares for each grant and the Preliminary Price Range is the result of the key factors listed below, as well as the subsequent increase in the probability of an IPO, the reduction in the time horizon to the anticipated IPO exit date and the continued development progress of the Company.

•	The Company received Special Protocol Assessment (SPA) agreements for each of the three indications in which the Company is pursuing the development of sulopenem in November 2017, January 2018 and February 2018.

•	The Company received $32.2 million in net cash proceeds from the issuance and sale of its Series B-2 preferred shares in February 2018 and $15.0 million from the initial drawdown under a new credit facility with Silicon Valley Bank in April 2018, providing additional cash to the Company’s balance sheet.

•	The Preliminary Price Range does not take into account the current lack of marketability for the Company’s ordinary shares (as the historical valuations had) and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company or being sold in an acquisition transaction.

•	In 2018, the Company had meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended. In connection with such meetings, the Company received feedback from potential investors which caused the Board to increase its expectations regarding the anticipated probability of an IPO and the value of the Company.

•	In 2018, the biotechnology initial public offering market has continued to improve.

•	The Preliminary Price Range represents a future price for the ordinary shares that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the ordinary shares issuable upon exercise of the options were then illiquid, might never become liquid, might never be publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. Additionally, the Preliminary Price Range reflects that, upon a successful IPO, the Company’s preferred shares will convert into common shares and will no longer have the liquidation preferences and preferential rights attributable to the preferred shares as compared to the ordinary shares prior to the IPO.

[****] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Page Seven

•	The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public capital markets and provide enhanced operational flexibility, increasing the value of the Company’s ordinary shares compared to that of a private company.

The Company respectfully submits to the Staff that the Preliminary Price Range is reflective of the valuation at which the Representatives are willing to initially launch the IPO; however, the Preliminary Price Range is not necessarily reflective of the fair value of the Company’s ordinary shares currently or at any historical point in time, or the eventual price at which the IPO will actually price. The Company’s board of directors, in its business judgement, is willing to launch the IPO at the Preliminary Price Range proposed by the Representatives in order to better capitalize the Company and position it for future growth.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the stock of the Company following the Company’s IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, 4401 Eastgate Mall, San Diego, CA 92121.

Please contact me at (858) 550-6420 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Charles S. Kim

Charles S. Kim

[****] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.